John D. Chandler

Vice President

Chief Financial Officer and Treasurer

(918) 574-7004

(918) 574-7003 Fax

john.chandler@magellanlp.com

April 13, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Attention: Sandy Eisen

Re:	Magellan Midstream Holdings, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 28, 2007
File No. 1-32745

Dear Ms. Eisen:

On behalf of Magellan Midstream Holdings, L.P. (the “Company”), set forth below are our responses to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 10, 2007.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter, and below each such comment is the Company’s response. References to “we,” “us” and “our” herein refer to Magellan Midstream Holdings, L.P.

Buy/Sell Arrangements, page 81

1.	Please tell us how you considered EITF 04-13 when you determined that it is appropriate to include buy/sell arrangements on a gross basis in your consolidated statements of income.

Response: Prior to the required adoption date for EITF 04-13 the appropriate GAAP treatment for buy/sell arrangements was EITF 99-19. We evaluated our buy/sell transactions under EITF 99-19 and determined that for certain transactions we were acting as principal rather than as an agent and accordingly, we recorded these transactions on a gross basis.

April 13, 2007

The buy/sell transactions we recorded on gross basis during 2006 were with one particular customer and all of these transactions occurred during January and February of that year. We had no such transactions during the period from March 2006 through December 2006.

EITF 04-13 became effective on April 1, 2006 and we had no buy/sell transactions with the same counterparty during the period from April 1, 2006 through December 31, 2006 for which EITF 04-13 would have been applicable.

Certifications

2.	Please revise your Section 302 certifications to remove the officer’s title and the company names from the introductory line.

Response: We received a similar comment from the Staff on a review of the Company’s S-3 Registration Statement and Amendment No. 1 to its Annual Report on Form 10K for the Fiscal Year Ended December 31, 2006 (File No 333-141228 and 1-32745 respectively). As with our response to the Staff on the previously mentioned issue, we acknowledge the Staff’s comment and confirm that we will provide disclosure in our future filings that conforms to this comment.

Please contact me at (918) 574-7004 with any questions.

Very truly yours,

MAGELLAN MIDSTREAM HOLDINGS, L.P.

/s/ John D. Chandler

John D. Chandler